

Mail Stop 3030

July 25, 2016

Via E-mail
Joel C. Phillips
Chief Financial Officer
Exactech, Inc.
2320 NW 66th Court
Gainesville, FL 32653

  Re: **Exactech, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed March 3, 2016
     Form 10-Q for the Quarterly Period Ended March 31, 2016
     Filed April 29, 2016
     File No. 000-28240

Dear Mr. Phillips:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Excess and Obsolete Inventories, page 39

1. We note you have a significant amount of finished goods on hand and on loan / consignment, but your discussion does not provide insight into the quality and variability of the estimates and assumptions underlying your financial condition and operating performance, as set forth under Section V of SEC Release 34-48960 / FR-72. Please

explain to us how you have considered the referenced guidance, or provide us revised disclosure for future filings. In regard to the latter, please separately address any different classes or components of finished goods inventory that is based upon reasonably available information and that will provide material information for investors (e.g., inventory: on hand, on loan / consignment, by segment, by size of component, by significant customer or agent, etc.).

2.   Please provide us a copy of your detailed inventory aging, summarized by any significant categories you utilize to prepare your financial statements, for each of the last two fiscal years. In addition, please provide us a copy of any related revenue forecasts you utilized as part of your slow moving and obsolete inventory charges.

3.   Please explain to us your internal control over financial reporting policies and procedures related to inventory on loan / consignment.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories, page 51

4.   Please tell us the method used to determine the cost of your inventories (e.g., FIFO). Refer to ASC 330-10-9. Provide the disclosure required by ASC 330-10-50-1 in future filings.

5.   We note that you had recoveries of inventory charges for the year ended December 31, 2014 and in your March 31, 2016 Form 10-Q you disclose that due to the nature of the slow moving inventory, your inventory allowance may fluctuate up or down, as a charge or recovery. Please address the following:

- Confirm to us that you continue to account for inventory write-downs in accordance with ASC 330-10-35-14 and SAB Topic 5.BB, consistent with your response to comment 2 in your letter dated November 30, 2010.

- In light of the guidance in SAB Topic 5.BB indicating that a reduction in the carrying amount of an inventory item from cost to market value at the end of a fiscal year is viewed as creating a new "cost basis" for the item, please explain to us what the "net recoveries" in fiscal 2014 represent and, to eliminate investor confusion, revise future filings to use terms other than "recovery" and "recoveries" when referring to the sale of previously impaired inventory.

- Also in light of that guidance, in future filings please revise your Schedule II – Valuation and Qualifying Accounts on page 75 to remove the information relating to the inventory allowance as compliance with that guidance would not result in a valuation account.

6.   We note that for your business, you need to maintain substantial levels of inventory, including a minimum of one of each size of each component in the system for each sales representative. As a result, you may have substantial inventory of sizes that are used infrequently or rarely. Since an essential part of the application of the lower of cost or market value concept is the reduction of the cost of obsolete, damaged and excess inventories to market, please tell us how you perform your excess inventory analysis (i.e, inventories that exceed anticipated sales or usage for a reasonable period). Include a discussion of what you consider a reasonable period. Refer to ASC 330-10-35. Further, please tell us about the nature of the consigned inventory and the extent to which its value is impacted by physical deterioration and obsolescence.

7.   Please explain to us how you determine the amount of inventory to record as non-current and whether the amount is based upon an analysis of individual items. Provide us with a summary of the significant components of the non-current inventory. Also give us your estimate of the time periods necessary to sell this inventory. We note your response to comment 13 in your letter dated October 13, 2010.

Property and Equipment, page 51

8.   Please quantify for us the gross and net amount of loaned versus internally used instruments on your balance sheet as of December 31, 2015. Explain to us how you use internal instruments. Tell us the factors you considered in determining the useful life of the instruments and the lowest level of identifiable cash flows under ASC 360-10-35-23.

9.   We note from page 67 that you sell surgical instruments. Please tell us about the nature of these sales and whether you sell surgical instruments from the loan program, new instruments, or both. In addition, quantify for us the amount of revenue recognized from the sale of surgical instruments during the years presented and explain to us how you classify these amounts in the statements of cash flows. Refer to ASC 230-10-45-12(c).

10.   With respect to your loaned surgical instruments, please quantify for us the amount of rental income you recognized for each period presented. Tell us the significant terms of your loan program and explain your accounting. Tell us whether you ever loan the instruments free of charge and whether they meet the requirements to be considered an embedded lease under ASC 840. Discuss whether you apply multiple element arrangement accounting under ASC 605-25.

Joel C. Phillips
Exactech, Inc.
July 25, 2016
Page 4

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 1. Financial Statements

Note 1. Basis of Presentation, page 6

11.   Please quantify for us the amount of surgical instruments, if any, classified as inventory as of December 31, 2015 and March 31, 2016.

12.   Please explain to us the facts and circumstances surrounding the change in classification of surgical instruments, including the basis for both your old and new policies. Quantify how this change impacted your historical financial statements not presented here.

13.   In addition, please explain to us your accounting policy related to your initial recording of surgical instruments as inventory versus property, plant, and equipment. As part of your response, address how your accounting policy addresses the ultimate use of a surgical instrument (e.g., rent versus sell), when it might not be known at the date of acquisition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery